Mail Stop 4561
Via Mail and Facsimile to (650) 357-3832

June 25, 2009

Guy Gecht
Chief Executive Officer
Electronics for Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re:** **Electronics for Imaging, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2008 filed March 20, 2009 and**
> **April 30, 2009, respectively**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 8-K filed April 29, 2009**
> **File No. 000-18805**

Dear Mr. Gecht:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Significant Relationships, page 6

1.   Please make sure that future filings include a complete description of the material terms of your license agreement with Adobe, including, but not limited to, its duration.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

2.   We note your disclosure surrounding a "change in allocation methodology" on certain overhead expenses. Tell us more about this change and whether it fits within the definitions provided for in paragraph 2 of SFAS 154. Further, tell us what consideration you gave to providing more detail on this issue within your filing.

Notes to Consolidated Financial Statements

Note 1. The Company and Its Significant Accounting Policies

Revenue Recognition, page 67

3.   We note that the Company sells its products through resellers (i.e. OEMs and distributors). Please explain your revenue recognition policy for products sold through your resellers. For instance, tell us whether revenue from your resellers is recognized on a sell-in or sell through basis. Also, tell us whether you offer your resellers any rights of return or price protection and if so, tell us how you account for such contingencies. Further, tell us how you considered including a discussion of your revenue recognition policy as it relates to indirect sales in your footnote disclosures.

Note 4. Goodwill and Long-lived Intangible Asset Impairment, page 74

4.   Your disclosure on page 76 indicates that you obtained a third-party interim valuation for your Inkjet product category. Please describe the nature and extent of the third-party involvement in your determination of the fair value assigned to the intangible assets acquired and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance. In this regard, we note that you appear to have current registration statements that incorporate by reference your Form 10-K.

Note 11. Income Taxes, page 86

5.   Please explain the reasons behind the disproportionate amount of net loss attributable to U.S. operations for the year ended December 31, 2008 and 2007. Further, explain why you have not provided discussion of this fiscal year 2008 and 2007 loss allocation in your MD&A.

Note 15. Information Concerning Business Segments and Major Customers, page 97

6.   We note your disclosures in Note 15 where you indicate that the Company does
        not have separate operating segments for which discrete financial information is
        prepared. We further note that management makes operating decisions and
        assesses performance "primarily" based on the marketplace acceptance of your
        products, which is "typically" measured in revenues. Please explain further how
        you considered paragraph 10 of SFAS 131 in determining that the Company had
        only one operating segment at December 31, 2008. In this regard, tell us what
        information the CODM regularly received with regards to each product group. If
        the CODM received information beyond revenue data, then please explain further
        why this information was not considered useful to managing your business and
        allocating resources. Also, tell us when you began refining your enterprise
        management processes and tell us the specific point in time that management
        determined additional segment disclosures were necessary. Please provide a copy
        of a typical report provided to your CODM during fiscal 2008 and a copy of the
        reports provided after the segments changed in fiscal 2009.

Exhibits 31.1 and 31.2

7.   In your June 30, 2006 response to comment 11 of our letter dated June 16, 2006,
        you stated that "the Company will use the exact language of the 302 certifications
        required by Item 601(b)(31) of Regulation S-K and will not alter the 302
        certifications in any manner in its future Form 10-K and Form 10-Q filings."
        Although the certifications for your quarterly reports on Form 10-Q for the
        quarters ended September 30, 2008 and March 31, 2009 use the exact language
        required by Item 601(b)(31) of Regulation S-K, we note that you made the
        following changes to the certifications for your Form 10-K:

        •   Included the title of the certifying individual when identifying the
                individual at the beginning of the certification;
        •   Replaced the word "report" with "annual report" in paragraph 3; and
        •   Modified the language of paragraph 4(d).

        The certifications may not be changed in any respect from the language of Item
        601(b)(31) of Regulation S-K, even if the change would appear to be
        inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427.
        Please confirm that you will conform your disclosures in future filings to the
        exact language provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 11. Common Stock Repurchase Programs, page 16

8.   We note that the Company entered into a $30 million accelerated share repurchase
        program with UBS AG. Tell us how you considered EITF 99-7 in accounting for

this program. In this regard, tell us how you accounted for the forward contract and tell us what impact the initial 2.8 million shares repurchased and the forward contract had on the Company's earnings per share calculations. Also, tell us whether you considered expanding your disclosures regarding this program to include a more detailed discussion of the forward contract and to more clearly explain how you account for this program and the effect on the Company's earnings per share.

Form 8-K Filed April 29, 2009

9.   We note your use of non-GAAP measures in the Form 8-K filed April 29, 2009 that exclude a number of items that appear to be recurring in nature. Please revise to include the following disclosures pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

   • the economic substance behind management's decision to use such a measure;
   • the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
   • the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
   • the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which appear to exclude certain items that could be considered non-recurring in nature, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

10.   We also note your reference to "core operating results" in your discussion of non-GAAP disclosures. If you intend to use this terminology in your future filings, ensure that it is adequately defined and that you have fully explained how you determine that the excluded items are not representative of your "core operations."

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 11

11.   You provide executive compensation disclosure for your chief executive officer,
        president, and chief financial officer. Please help us to understand how you
        determined that you need not provide disclosure for the next two most highly
        compensated officers who were serving as executive officers at the end of your
        last completed fiscal year in accordance with Item 402(a)(3)(iii) of Regulation
        S-K. Please note that in some cases, it would be appropriate to include executive
        officers or other employees of subsidiaries. See Instruction 2 to Item 402(a)(3)
        for additional guidance.

Item 13. Certain Relationships and Related Transactions, and Director Independence,
page 25

12.   We note that the audit committee of your board of directors has the responsibility
        for reviewing and approving in advance any proposed related party transactions.
        In future filings, please include a statement of whether such policies and
        procedures are in writing and, if not, how such policies and procedures are
        evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

* * * * * * *

         Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief